May 27, 2009

Via EDGAR Submission

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549

Attention: Ryan Houseal

Re:	ScanSource, Inc.
Form 10-K for Fiscal Year Ended June 30, 2008
Filed August 28, 2008
File No. 000-26926

Ladies and Gentlemen:

This letter is submitted in response to comments contained in the letter dated May 18, 2009 (the “Staff’s Letter”) from Barbara C. Jacobs of the staff of the Securities and Exchange Commission (the “Staff”) to Michael L. Baur, the Chief Executive Officer of ScanSource, Inc. (the “Company”), relating to the above-referenced Form 10-K filed on August 28, 2008 (the “Annual Report”).

The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s Letter.

Annual Report on Form 10-K for fiscal year ended June 30, 2008

Part I

Item 1. Business, page 1

General

1. We note your response to comment 1 of our letter concerning your 10 largest vendors. We specifically note your statement that you decided not to file your distribution agreements with your vendors pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K based on your determination that these agreements are made in the ordinary course of business and that your business is not substantially dependent on any of these distribution agreements. As previously requested, please tell us in your response whether any of your vendors constitute 10% or more of your net sales. We remind you that to the extent that you need to file any vendor agreement pursuant to Item 601(b)(10) of Regulation S-K, you may seek confidential treatment of specific pricing or other confidential information pursuant to Rule 24b-2 of the Exchange Act.

U.S. Securities and Exchange Commission

May 27, 2009

Response:

As we indicated in our letter to you dated May 8, 2009, we considered filing our distribution agreements with our vendors pursuant to Item 601(b)(10)(ii)(B) but determined that our agreements are in the ordinary course and that our business is not substantially dependent on any of our distribution agreements. These agreements with our key vendors are non-exclusive, short term and provide for termination by either party without cause upon 30 to 120 days notice. Our agreements with our key vendors generally do not restrict us from selling similar or comparable products manufactured by competitors of the vendors. We also have the flexibility to terminate or curtail sales of one product line in favor of another due to technological change, pricing considerations, product availability, customer demand, or vendor distribution policies. The terms of our vendor agreements are detailed in our proposed new disclosure that will be contained in future filings.

Currently, two of our vendors, Motorola and Avaya each constitute more than 10% of our net sales. We will add a sentence to this effect in our section describing our vendor relationships (as expanded and described in our May 8, 2009 response letter to the Staff) in future filings.

We hope that the above response will be acceptable to the Staff. If you have any questions regarding the foregoing, kindly contact the undersigned at (864) 286-4319. Thank you for your time and attention.

Sincerely,

ScanSource, Inc.

/s/ Michael L. Baur
Michael L. Baur
Chief Executive Officer

cc:	Rich Cleys
John Ellsworth